Exhibit 99.1
VimpelCom, Altimo, Telenor and Weather Give Undertakings to the Court in Substitute for an Injunction and Supporting Telenor’s Right to Receive Pre-emptive Right Shares if its Arbitration Claim is Successful
(Fornebu, Norway — 1 March 2011) VimpelCom Ltd., Altimo Holdings & Investments Ltd., Telenor and Weather Investments II S.à.r.l., the principal shareholder of Wind Telecom S.p.A., today gave undertakings to the Commercial Court in London in order to avoid an injunction being granted. By the undertakings, VimpelCom, Altimo and Weather have agreed to take all necessary actions to cause Telenor’s pre-emptive right shares to be promptly issued if the arbitration tribunal grants an award in Telenor’s favor.
These undertakings have the same force as an injunction in England, and any breach of the undertakings would be a contempt of Court. Telenor commenced an arbitration proceeding on 28 January 2011 against VimpelCom and Altimo under the VimpelCom Shareholders Agreement in order to protect Telenor’s pre-emptive rights in the context of VimpelCom’s proposed acquisition of Wind Telecom. Telenor petitioned the Court to provide injunctive relief to protect its voting stake in VimpelCom pending completion of the arbitration proceedings and to ensure that an arbitral award in Telenor’s favor can be enforced (as further discussed in Telenor’s press releases of 31 January 2011 and 7 February 2011).
VimpelCom, Altimo, Telenor and Weather also gave undertakings to the Court, conditioned on the arbitration tribunal granting an award in Telenor’s favor, that Telenor be awarded damages in the amount of lost dividends on the pre-emptive right shares, which amount can be set off against Telenor’s purchase price for the pre-emptive right shares. Further, during a one-year period from today (or such other period as the arbitration tribunal will determine), the following undertakings were given:
•	Altimo agreed that it would not to take any action, including transferring its shares, that would cause Telenor and Altimo’s combined voting percentage in VimpelCom to fall below a simple majority;

•	Telenor agreed that it would not transfer its VimpelCom shares; and

•	VimpelCom, Altimo and Telenor agreed not to undertake, or cause VimpelCom to undertake, any acquisition, M&A Transaction, share issuance or other action that would dilute Telenor below 25% or that would cause Telenor and Altimo’s combined ownership to fall below a simple majority of VimpelCom’s voting shares, provided that Telenor has exercised all rights available to it under the VimpelCom Shareholders Agreement to maintain its voting stake in VimpelCom.
VimpelCom, Telenor and Altimo also agreed to enact stop-orders on Telenor and Altimo’s shares on VimpelCom’s share register in order to ensure compliance with the agreed transfer restrictions.
“Telenor is pleased with the Court’s determination to accept undertakings from VimpelCom, Altimo and Weather, which stand in place of an injunction and which we believe will ensure Telenor is able to enforce any arbitration award in its favor and, ultimately, receive the pre-emptive right shares to which it is entitled. Telenor remains confident that the arbitration tribunal will recognize Telenor’s right to receive the pre-emptive right shares if VimpelCom’s proposed acquisition of Wind Telecom is completed,” said Telenor spokesman Dag Melgaard.

Contact:
Dag Melgaard, Communication Manager, Telenor Group
tel: +47 901 92 000
e-mail: dag.melgaard@telenor.com
Telenor Group is an international provider of tele, data and media communication services. Telenor Group has mobile operations in 11 markets in the Nordic region, Central and Eastern Europe and in Asia, as well as an economic stake of 39.6 per cent in VimpelCom Ltd., operating in 10 markets. Headquartered in Norway, Telenor Group is one of the world’s major mobile operators with 203 million mobile subscriptions (111 million in consolidated operations and 92 million in VimpelCom Ltd per Q4 2010), revenues in 2010 of NOK 95 billion, and a workforce of approximately 33,200 employees. For more information about Telenor Group, please visit www.telenor.com.